Exhibit 24(b)(10) – Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in Post-Effective Amendment No. 69 to the Registration Statement (Form N-4, No. 333-28755) of Separate Account B of Venerable Insurance and Annuity Company, and to the use therein of our reports dated  (a) April 12, 2019, with respect to the financial statements of Voya Insurance and Annuity Company and (b) April 16, 2019, with respect to the financial statements of Separate Account B of Voya Insurance and Annuity Company, filed with the Securities and Exchange Commission, for the registration of interests in a separate account under deferred combination variable and fixed annuity contracts.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania October 15, 2019